Exhibit (a)(5)(5)

FOR IMMEDIATE RELEASE

Investor and Media Contact

John M. Green
CFO and COO
240-747-4077

InforMax Announces Third Quarter Results

InforMax, Inc., a leading global provider of life science informatics solutions and services, today announced that for the third quarter ended September 30, 2002, it had revenue of $3.1 million, representing a 35% decrease compared to the $4.7 million achieved for the same quarter in 2001.

The Company also is reporting a net loss for the third quarter, excluding non-cash charges related to stock-based compensation, of $5.2 million or a net loss per share, excluding those charges, of $0.20 which compares to a net loss per share of $0.21 for the third quarter of 2001.

On a GAAP basis, the Company is reporting a net loss of $5.2 million for the third quarter ended September 30, 2002 compared to a GAAP net loss of $5.4 million for the third quarter of 2001.

While revenues fell short of expectations, reflected in the third quarter results are the continued benefits of the Company’s aggressive cost reduction actions. The resultant cost savings from these actions were sufficient to maintain the net loss per share for the third quarter within previous expectations despite the revenue shortfall.

Excluding the effect of costs related directly to revenue, such as sales commissions, InforMax’s organizational rationalization and productivity efforts resulted in an incremental cost savings versus the third quarter guidance announced in July of approximately $1.0 million, or a positive $0.04 per share.

“We remain optimistic about the fourth quarter outlook and beyond for our new products and upgrades,” said Andrew Whiteley, InforMax’s Chairman and Chief Executive Officer. “We have a good customer prospect pipeline and have received very positive feedback recently from customers and at industry conferences regarding recently released products such as Vector Advance 8.0, GenomBench and Vector Expression. In addition, we plan to launch Vector PathBlazer, a new desktop application for the integration of diverse biological pathway and protein-protein interaction data, and an upgraded Vector NTI Suite for MacOSX, later in the fourth quarter.”

InforMax also confirmed the revised guidance for the fourth quarter of 2002 that was previously announced on October 15, 2002. The Company currently expects revenue for the quarter in the range of $4.5 million to $5.0 million. It is anticipated that the benefits of the Company’s continued cost reduction measures will result in an adjusted net loss per share in the range of $0.15 to $0.17, excluding non-cash charges. InforMax also retains its strong balance sheet with over $47.0 million in cash and investments in government securities and commercial paper as of the end of the third quarter, and the Company estimates a cash position of approximately $41.0 million by year-end 2002, which is approximately $2.0 million more favorable than previous estimates.

On October 15, 2002, InforMax and Invitrogen (Nasdaq: IVGN) announced a definitive agreement under which Invitrogen will acquire InforMax in an all cash transaction valued at $1.36 per share, or approximately $42 million for the fully-diluted equity. The transaction is being conducted through a cash tender launched on October 25, 2002, and is expected to be completed and closed by year-end.

About InforMax

InforMax is a leading provider of a multi-application suite of intuitive, flexible, and affordable data access, analysis, and presentation software designed specifically for the life scientist and the scientific organization. More than 32,000 individual scientists at over 2,100 research organizations worldwide (as of September 30, 2002) have already chosen Vector technology to help speed and simplify their scientific research and deliver faster, more productive results. Additional information about InforMax and the Vector Family of Products can be found at http:// www.informaxinc.com.

Statements in this press release that are not strictly historical are “forward-looking” statements, which involve a high degree of risk and uncertainty. Such statements, including statements regarding the Company’s financial results in future periods, its customer pipeline, its introduction of new products and customer receptivity to such products, are only predictions, and the actual events or results may differ materially from those projected in such forward-looking statements.

Factors that could cause or contribute to differences include, but are not limited to, risks associated with the Company’s continued operating losses, accumulated deficit and the prospect that the Company may not achieve or maintain profitability in the future, the Company’s ability to grow its revenues, its dependence upon future software revenues associated with new products and products under development, the implementation of its new product development strategy, fluctuation in the Company’s quarterly results of operations, risks associated with InforMax’s technologies, the successful development of new products and enhancement of the Company’s existing products and the ability of such products to keep pace with rapid technological change and the scope of the market and level of demand for the Company’s new products.

These factors and others are more fully described in the Company’s annual report on Form 10-K and the most recent 10-Q, as filed with the Securities and Exchange Commission. The Company specifically disclaims any intention or duty to update any forward-looking statements, and these statements represent the Company’s current outlook only as of the date given.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF INFORMAX. INVITROGEN HAS FILED A TENDER OFFER STATEMENT AND INFORMAX HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, HAVE BEEN MAILED TO ALL STOCKHOLDERS OF INFORMAX, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT ARE ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT, LAWRENCE E. DENNEDY OF MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NY 10016, (212) 929-5239. THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY BE OBTAINED BY DIRECTING SUCH REQUESTS TO INFORMAX, INC. INVESTOR RELATIONS, AT (240) 747-4000.

InforMax, Inc.
Selected Financial Information
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Three Months Ended September 30
	2002	2001

Revenues:
Software license and customer support	$2,126	$3,762
Professional services	933	918

Total revenues	3,059	4,680

Cost of revenues:
Software license and customer support	267	359
Professional services	538	478

Total cost of revenues	805	837

Gross profit	2,254	3,843

Operating expenses:
Selling	1,211	2,370
General and administrative	3,729	3,979
Research and development	2,003	2,544
Stock based compensation	15	277
Depreciation and amortization	766	657

Total operating expenses	7,724	9,827

Loss from operations	(5,470)	(5,984)

Other income (expense):
Investment earnings	258	645
Interest and other expense	(21)	(58)

Total other income (expense)	237	587

Loss before income taxes	(5,233)	(5,397)
Income tax expense (benefit)	—	—

Net loss	$(5,233)	$(5,397)
Basic and diluted net loss per common share	$(0.20)	$(0.22)

Weighted average common shares outstanding basic and diluted	25,993,127	24,300,689

InforMax, Inc.
Condensed Balance Sheet
(in thousands)

	September 30,	December 31,
	2002	2001

Cash and cash equivalents	$6,257	$61,348
Available for sale investments	40,641	—
Other current assets	3,749	10,925
Property and equipment, net	7,517	9,205
Other assets	3,609	3,000

Total assets	$61,773	$84,478

Current liabilities	$4,218	$5,671
Deferred revenue	3,203	5,928
Long-term liabilities	729	434
Stockholders’ equity	53,623	72,445

Total liabilities and stockholders’ equity	$61,773	$84,478